SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30496; 812-14078]

Goldman Sachs Trust II, et al.; Notice of Application

April 29, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements without shareholder approval and would grant relief

from certain disclosure requirements.

Applicants: Goldman Sachs Trust II (the "Trust"), Goldman Sachs Asset Management L.P.

("GSAM") and Goldman Sachs Asset Management International ("GSAMI", each of GSAM and

GSAMI an "Adviser" and collectively, "Advisers," and together with the Trust, "Applicants").

Filing Dates: The application was filed September 21, 2012, and amended on March 8, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on May 28, 2013 and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Caroline Kraus, Goldman Sachs & Co., 200 West Street, 15th Floor, New York, NY 10282.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is organized as a Delaware statutory trust and has registered as an open-end management investment company under the Act that will offer one or more series of shares (each a "Series"). The Trust has filed a registration statement on Form N-1A to register the offering of shares of Goldman Sachs Multi-Manager Alternatives Fund, a series of the Trust.[1] Each Subadvised Fund may offer shares with its own distinct investment objectives, policies and restrictions.

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[1] Applicants request that the relief sought herein apply to the Applicants, as well as to any future Series of the Trust and to any other existing or future registered open-end investment company or series thereof that: (a) is advised by either GSAM, GSAMI or their successors (the foregoing advisers being included in the term "Adviser," and any such series or investment company, including the Trust and its Series, a "Fund"); (b) uses the manager of managers structure described in this Application ("Manager of Managers Structure"); and (c) complies with the terms and conditions of this Application (the "Subadvised Funds," and each a "Subadvised Fund"). The only Trust that currently intends to rely on the requested order is named as an Applicant. For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. If the name of any Subadvised Fund contains the name of a Subadviser, the name of the Adviser that serves as the primary adviser to that Subadvised Fund or a trademark or trade name that is owned by or publicly used to identify that Adviser will precede the name of the Subadviser.

2.   GSAM, a Delaware limited partnership registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"), is expected to serve as investment adviser to certain Series, in each case pursuant to an investment advisory agreement with the Trust on behalf of the Series (each a "GSAM Investment Advisory Agreement"). GSAMI, a limited partnership organized under the laws of the United Kingdom and registered with the Commission as an investment adviser under the Advisers Act, may also serve as investment adviser to certain Series, in each case pursuant to an investment advisory agreement with the Trust on behalf of the Series (each a "GSAMI Investment Advisory Agreement").[2] The GSAM Investment Advisory Agreements and the GSAMI Investment Advisory Agreements are together referred to as the "Investment Advisory Agreements". Each Investment Advisory Agreement will be approved by the board of trustees of the Trust (the "Board"), including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust or the Adviser ("Independent Trustees") and by the shareholders of the relevant Subadvised Fund in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 under the Act.[3] Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act and will enter into investment advisory agreements with or on behalf of future Subadvised Funds, and such future agreements shall be included in the term "Investment Advisory Agreements."

3.   Under the terms of each Investment Advisory Agreement, the Adviser to a Subadvised Fund, subject to the oversight of the applicable Board, shall furnish a continuous investment program for the Subadvised Fund. The Adviser shall periodically review each

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[2] GSAM and GSAMI are wholly-owned subsidiaries of the Goldman Sachs Group, Inc.

[3] The term "Board" also includes the board of trustees or directors of a future Subadvised Fund.

Subadvised Fund's investment policies and strategies and based on the need of a particular

Subadvised Fund may recommend changes to the investment policies and strategies of the

Subadvised Fund for consideration by its Board. For its services to each Subadvised Fund, the

Adviser shall receive an investment advisory fee from that Subadvised Fund as specified in the

applicable Investment Advisory Agreement based on each Subadvised Fund's average daily total

or net assets. The terms of the Investment Advisory Agreements also permit the applicable

Adviser, subject to the approval of the relevant Board, including a majority of the Independent

Trustees, and the shareholders of the applicable Subadvised Fund (if required by applicable law),

to delegate portfolio management responsibilities of all or a portion of the assets of the

Subadvised Fund to one or more subadvisers ("Subadvisers"). Each Subadviser will be an

investment adviser as defined in section 2(a)(20) of the Act, and either registered with the

Commission as an investment adviser under the Advisers Act or not subject to such registration.

The Adviser shall have overall responsibility for the management and investment of the assets of

each Subadvised Fund and, with respect to each Subadvised Fund, the Adviser's responsibilities

shall include, for example, recommending the removal or replacement of Subadvisers, and

determining the portion of that Subadvised Fund's assets to be managed by any given Subadviser

and reallocating those assets as necessary from time to time. The Adviser shall evaluate, select

and recommend Subadvisers to manage the assets of Subadvised Fund, and shall monitor and

review the Subadviser and its performance and its compliance with that Subadvised Fund's

investment policies and restrictions. For services provided under each Subadvisory Agreement,

it is currently intended that the applicable Subadviser will receive from the applicable Adviser a

fee based on a percentage of the Subadvised Fund's average daily total or net assets

("Subadvisory fees"). All Subadvisers are expected to be compensated by the applicable Adviser

out of the advisory fees the Adviser receives pursuant to the relevant Investment Advisory Agreement. As a matter of convenience, the applicable Adviser may request that (a) amounts payable to a Subadviser by the Adviser be transmitted directly to the Subadviser by the Subadvised Fund and (b) that such amount be deducted from the amounts payable by the Subadvised Fund to the Adviser. Subadvised Funds may directly pay advisory fees to Subadvisers in the future, although any amendment to a Subadvisory Agreement that would increase the total management and advisory fees payable by a Subadvised Fund would require shareholder approval.

4.   Applicants request an order to permit the Adviser, subject to Board approval, to select certain Subadvisers to manage all or a portion of the assets of a Subadvised Fund pursuant to a Sub-Advisory Agreement and materially amend Sub-Advisory Agreements without obtaining shareholder approval. The requested relief will not extend to any Subadviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust, a Subadvised Fund or the Adviser, other than by reason of serving as a Subadviser to a Subadvised Fund ("Affiliated Subadviser").

5.   Applicants also request an order exempting the Subadvised Funds from certain disclosure provisions described below that may require the Applicants to disclose fees paid to each Subadviser by the Adviser or a Subadvised Fund. Applicants seek an order to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Subadvised Fund's total or net assets) only: (a) the aggregate fees paid to the Subadvised Fund's Adviser and any Affiliated Subadvisers; and (b) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, the "Aggregate Fee Disclosure"). A Subadvised Fund that employs an

Affiliated Subadviser will provide separate disclosure of any fees paid to the Affiliated

Subadviser.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person

to act as an investment adviser to a registered investment company except pursuant to a written

contract that has been approved by the vote of a majority of the company's outstanding voting

securities. Rule 18f-2 under the Act provides that each series or class of stock in a series

investment company affected by a matter must approve that matter if the Act requires

shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies.

Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment

adviser's compensation.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment

company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("Exchange

Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together,

require a proxy statement for a shareholder meeting at which the advisory contract will be voted

upon to include the "rate of compensation of the investment adviser," the "aggregate amount of

the investment adviser's fees," a description of the "terms of the contract to be acted upon," and,

if a change in the advisory fee is proposed, the existing and proposed fees and the difference

between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be

included as part of a registered investment company's registration statement and shareholder

reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a

registered investment company to include in its financial statement information about the investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the Board, to select the Subadvisers who are best suited to achieve the Subadvised Fund's investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Subadviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose unnecessary delays and expenses on the Subadvised Funds and may preclude the Subadvised Funds from acting promptly when the Adviser and Board consider it appropriate to hire Subadvisers or amend Subadvisory Agreements. Applicants note that the Investment Advisory Agreement for each Subadvised Fund and Subadvisory Agreements with Affiliated Subadvisers (if any) will continue to be subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7.   If new Subadvisers are hired, the Subadvised Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Subadviser is hired for any Subadvised Fund, that

Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[4] and (b) the Subadvised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the Act before entering into or amending Sub-Advisory Agreements.

8.   Applicants assert that the requested disclosure relief would benefit shareholders of the Subadvised Funds because it would improve each Adviser's ability to negotiate the fees paid to Subadvisers. Applicants state that if the Adviser is not required to disclose the Subadvisers' fees to the public, the Adviser may be able to negotiate rates that are below a Subadviser's "posted" amounts. Applicants submit that the requested relief will also encourage Subadvisers to

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[4] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

negotiate lower subadvisory fees with the Adviser(s) if the lower fees are not required to be made public.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in the Application will be approved by a majority of the Subadvised Fund's outstanding voting securities as defined in the Act or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund's shares are offered to the public.

2.   The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.   Subadvised Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

4.   An Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser unless such agreement, including the compensation to be paid thereunder, has been approved by the shareholders of the applicable Subadvised Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7.   Whenever a Subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the applicable Adviser or the Affiliated Subadviser derives an inappropriate advantage.

8.   Whenever a Subadviser is hired or terminated, the applicable Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

9.   Each Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

10.   Each applicable Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund's assets and, subject to review and approval of the Board, will: (i) set the Subadvised Fund's overall investment strategies; (ii) evaluate, select, and recommend Subadvisers to manage all or a portion of the Subadvised Fund's assets; (iii) allocate and, when appropriate, reallocate the Subadvised Fund's assets among Subadvisers; (iv) monitor

and evaluate the Subadvisers' performance; and (v) implement procedures reasonably designed to ensure that Subadvisers comply with the Subadvised Fund's investment objective, policies and restrictions.

11.   No Trustee or officer of a Trust or of a Fund or director or officer of the applicable Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

12.   Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

14.   For Subadvised Funds that pay fees to a Subadviser directly from fund assets, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by a Subadvised Fund will be required to be approved by the shareholders of the Subadvised Fund.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary